Exhibit 2.1

EXECUTION VERSION

AGREEMENT

by and among

Harte Hanks, Inc.,

3Q Digital, Inc.

and

Maury Domengeaux
as Representative

INTRODUCTION

This AGREEMENT is made and entered into as of May 1, 2017, by and among Harte Hanks, Inc., a Delaware corporation (“Harte Hanks”), 3Q Digital, Inc., a Delaware corporation (“3Q”) and Maury Domengeaux, in his capacity as representative of the Effective Time Holders (as defined below) (the “Representative”).  Harte Hanks, 3Q and the Representative are referred to collectively herein as the “Parties” and each a “Party”.

BACKGROUND

WHEREAS, the Parties and Harte Hanks Smart, Inc., a Delaware corporation (“Merger Sub”) are parties to that certain Agreement and Plan of Merger, dated as of March 16, 2015 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub, a then wholly owned subsidiary of Harte Hanks, was merged with and into 3Q (the “Merger”) on the terms and subject to the conditions of the Merger Agreement and pursuant to a Certificate of Merger dated as of March 16, 2015, with 3Q being the surviving company of the Merger and becoming a wholly owned subsidiary of Harte Hanks;

WHEREAS, the Effective Time Holders (as defined in the Merger Agreement) pursuant to Section 9.7 of the Merger Agreement and the respective Indemnity Backstop Agreements (as defined in the Merger Agreement) executed by the Effective Time Holders, designated the Representative as representative of the Effective Time Holders and as the attorney-in-fact and agent for and on behalf of each Effective Time Holder with respect to, among other things, matters relating to the Earnout Payment (as defined in the Merger Agreement);

WHEREAS, the Parties wish to amend certain provisions of the Merger Agreement relating to the Earnout Payment, pursuant to and in accordance with the terms of this Agreement; and

WHEREAS, in connection with such amendments to the Merger Agreement, Harte Hanks desires to grant to the Effective Time Holders certain rights with respect to the potential sale of 3Q pursuant to and in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the promises, covenants, and obligations set forth below, and for other good and valuable consideration as stated herein, the sufficiency of which is hereby acknowledged, the Parties agree as follows:

ARTICLE I
DEFINITIONS

1.1                              Certain Definitions.  Capitalized terms used but not defined herein shall have the meaning ascribed to such term in the Merger Agreement.

1.2                              Defined Terms. As used in this Agreement, the following terms shall have the meanings set forth below.

“3Q” has the meaning set forth in the Introduction.

“3Q Business” has the meaning set forth in Section 2.1.

“3Q Managers” has the meaning set forth in Section 2.2.

“Applicable Employees” has the meaning set forth in Schedule II.

“Board” has the meaning set forth in Section 2.1.

“Delaware Law” means the Delaware General Corporation Law.

“Deferred Consideration” has the meaning set forth in Schedule I.

“Harte Hanks” has the meaning set forth in the Introduction.

“Manager Proposal” has the meaning set forth in Section 2.2.

“Merger” has the meaning set forth in the Background.

“Merger Agreement” has the meaning set forth in the Background.

“Merger Sub” has the meaning set forth in the Background.

“Party” and “Parties” have the meaning set forth in the Introduction.

“Plan” has the meaning set forth in Schedule II.

“Representative” has the meaning set forth in the Introduction.

“Sale Bonus Conditions” has the meaning set forth in Section 2.3.

“Sale Process” has the meaning set forth in Section 2.1.

“Total Gross Cash Proceeds” has the meaning set forth in Schedule I.

ARTICLE II
COMMENCEMENT OF SALE PROCESS

2.1                              Engagement of Advisors.  In connection with Harte Hanks’ press release, dated April 18, 2017, regarding its intention to explore strategic alternatives for the business of 3Q (the “3Q Business”), Harte Hanks shall, if it has not already done so prior to the date hereof, as promptly as practicable following the date hereof, engage financial advisors to assist Harte Hanks in the formal process of soliciting potential bidders and bids for the sale of the 3Q Business (the “Sale Process”).  No later than May 18, 2017, such financial advisors shall have begun making contact with potential bidders to initiate the Sale Process after having received approval by the Board of Directors of Harte Hanks (the “Board”) to solicit offers from an agreed upon list of potential bidders.

2.2                              3Q Manager Participation. David Rodnitzky and Maury Domengeaux (the “3Q Managers”) (together with, if applicable, other employees of the 3Q Business) may contact third parties in an effort to raise capital in connection with making acquisition offer(s) for the 3Q Business (each such proposal or offer, a “Manager Proposal”) to be presented to the Board.  The 3Q Managers shall promptly disclose to

Harte Hanks the names of any such employees of the 3Q Business that may participate with the 3Q Managers in any Manager Proposal.  Such contacts will be subject to the reasonable coordination of Harte Hanks (and/or its financial advisor(s)) as to timing and sequencing, and must be made under a confidentiality agreement in a form provided by Harte Hanks prior to the disclosure of any material non-public information of Harte Hanks (including information about the 3Q Business).  Any Manager Proposal shall be made in accordance with the procedures established by Harte Hanks and its advisors in connection with the Sale Process.  Any such Manager Proposal (together with, if applicable, other employees of the 3Q Business) will be considered in good faith by the Board, consistent with its members’ fiduciary duties under Delaware Law, against other proposals received.

2.3                              Effective Time Holders Sale Bonus.  As additional consideration to the Effective Time Holders for the agreements contained herein, and subject to the satisfaction of the Sale Bonus Conditions (as defined below), upon the consummation of any sale of the 3Q Business, if applicable, Harte Hanks shall pay to the Representative (on behalf of and for further distribution to the Effective Time Holders), by wire transfer of immediately available funds to the account designated in writing by the Representative, the amounts set forth on Schedule I. For purposes hereof, the “Sale Bonus Conditions” means (1) the 3Q Managers shall have in good faith reasonably and diligently supported Harte Hanks in connection with the Sale Process, consistent with their fiduciary duties under Delaware Law as executives of 3Q, which support shall have included, without limitation, (a) assisting Harte Hanks and its financial advisors in the preparation of marketing materials related to the 3Q Business, (b) participating in management presentations, and (c) committing resources and directing employees of 3Q to provide support and information to Harte Hanks or its advisors, in each case, as is reasonable and as directed by senior management of Harte Hanks and (2) the conditions set forth on Schedule I.

ARTICLE III
AMENDMENTS TO THE MERGER AGREEMENT

3.1                              Amendments to the Merger Agreement.  Effective as of the date hereof, the Merger Agreement, pursuant to Section 10.6 thereof, is hereby amended as follows:

(a)                                 Article 1. Article 1 of the Merger Agreement is hereby amended to include the following definitions:

“Acquirer Covenants Termination Date” has the meaning set forth in Section 2.8(d)(i).

“Agreement” means that certain Agreement, dated as of May 1, 2017, between Acquirer, the Company and the Representative.

(b)                                The definition of “Revenue CAGR” contained in Article 1 of the Merger Agreement is hereby amended and restated in its entirety as follows:

“Earnout Percentage” means the result of the following formula expressed as a percentage:

Earnout Percentage = (Measurement Period Revenue/Base Revenue)^0.3333 - 1

(c)                                 All references in the Merger Agreement to “Revenue CAGR” (including for the avoidance of doubt, in Schedule 1 thereof) shall henceforth be references to “Earnout Percentage”.

(d)                                Section 2.7(e). Section 2.7(e) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(e)                                 Earnout Payment Mechanics.

(i)                                     After the Earnout Amount is finally determined pursuant to Section 2.7(d)(ii), and subject to the exercise by Acquirer of any set off rights permitted pursuant to Article 9, Acquirer shall pay, or cause to be paid, as promptly as practicable, but in any event no later than the earlier of (1) April 1, 2019 or (2) five Business Days following a Sale Event, to the Representative (for further distribution to the Effective Time Holders on a pro rata basis according to each Effective Time Holder’s Participation Percentage (as set forth on the Spreadsheet)) the Earnout Amount (together with any interest that may be due and payable pursuant to Section 2.7(e)(iii) hereof) by wire transfer of immediately available funds to the account designated in writing by the Representative to Acquirer.  Notwithstanding anything to the contrary herein, Acquirer shall be entitled to withhold amounts in respect of unresolved indemnification claims in accordance with Section 9.3(c) until such claims are finally resolved in accordance with Article 9.  For purposes hereof, a “Sale Event” means the sale or transfer of all or substantially all of the assets of the 3Q Business or the equity of the Company (regardless of the form of transaction) to an unaffiliated third party.

(ii)                                  Any portion of the Earnout Payments due to be paid to Effective Time Holders that were Company Optionholders prior to the Effective Time must be made prior to the date that is five years following the Effective Time and otherwise in accordance with Treasury Regulation 1.409A-3 (i)(5)(iv)(A).

(iii)                               Notwithstanding anything to the contrary in Section 2.7(e)(i), from and after March 1, 2018, any portion of the Earnout Amount (as finally determined pursuant to Section 2.7(d)(ii)) that remains unpaid pursuant to Section 2.7(e)  (such amount, the “Unpaid Amount”) shall bear interest at a rate equal to 8.5% per annum.  Interest charges on the Unpaid Amount shall be computed on the basis of a year of 365 days and actual days elapsed. Such interest charges on the Unpaid Amount will be due and payable on a quarterly basis, with payment made on the last day of each calendar quarter to the Representative (for further distribution to the Effective Time Holders on a pro rata basis according to each Effective Time Holder’s Participation Percentage (as set forth on the Spreadsheet)) by wire transfer of immediately available funds to the account designated in writing by the Representative to Acquirer.

(e)                                 Section 2.8(a).  The first phrase of Section 2.8(a) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(a)                                 Notwithstanding Section 2.8(e), but subject to Section 2.8(c) and Section 2.8(d), until the Acquirer Covenants Termination Date, Acquirer shall, and shall cause the Surviving Corporation and its Subsidiaries to, take the following actions:

(f)                                   Section 2.8(b).  The first phrase of Section 2.8(b) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(b)                                Notwithstanding Section 2.8(e), but subject to Section 2.8(c) and Section 2.8(d), until the Acquirer Covenants Termination Date, so long as the 3Q Business maintains Target Performance, the 3Q Managers shall have the authority to operate the 3Q Business in a manner consistent with past practice and its current 3-year operating plan, including:

(g)                                Section 2.8(d)(i). Section 2.8(d)(i) of the Merger Agreement is hereby amended and restated in its entirety as follows:

(d)                                Integration; Acceleration; Replacement of 3Q Managers.  Notwithstanding anything in this Agreement to the contrary:

(i)                                     The obligations of Acquirer in this Section 2.8 shall terminate on the date (the “Acquirer Covenants Termination Date”) that is the earlier of (A) the date upon which Acquirer remits payment of the Maximum Earnout Amount, subject to any Acquirer right of set off as set forth in Section 9.3 hereof, to the Exchange Agent for distribution to the Effective Time Holders, (B) April 1, 2019, (C) the date of a Sale Event, or (D) the date upon which Acquirer remits payment of the Earnout Amount in accordance with Section 2.7(e) hereof;

3.2                              Effect of Amendment.  For the avoidance of doubt, (a) the terms of the Merger Agreement shall be in full force and effect as of the date hereof, subject to the provisions of Section 3.1 hereof, and (b) all other exhibits, schedules and attachments to the Merger Agreement shall remain in full force and effect as of the date hereof.  On and after the date hereof, each reference in the Merger Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import, as used in the Merger Agreement, shall refer to the Merger Agreement as amended by Section 3.1 of this Agreement.

ARTICLE IV
EMPLOYEE RETENTION BONUS POOL

4.1                              Employee Sale Bonus Pool. As promptly as practicable following the date hereof, the Board shall approve and adopt a 3Q employee sale bonus plan, on substantially the terms set forth on Schedule II.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

5.1                              Corporate Power and Authority. Each corporate Party hereby represents and warrants to the other Party that it has full corporate power, authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby; that the execution and delivery of this Agreement by such Party has been duly and validly authorized by all necessary corporate action on its part; and that this Agreement has been duly and validly executed and delivered by such Party, and constitutes such Party’s valid and binding obligation enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.

5.2                              Representative’s Power and Authority. The Representative hereby represents and warrants to the other Parties hereto that it has full power, authority to execute and deliver this Agreement on behalf of the Effective Time Holders and to consummate the transactions contemplated hereby; that the execution and delivery of this Agreement by the Representative (on behalf of the Effective Time Holders) has been duly and validly authorized by the Effective Time Holders; and that this Agreement has been duly and validly executed and delivered by the Representative on behalf of the Effective Time Holders, and constitutes the Representative’s (on behalf of the Effective Time Holders) binding obligation enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally.

ARTICLE VI
MISCELLANEOUS

6.1                              Contents of Agreement. This Agreement and the Schedules hereto, together with the Merger Agreement (as amended hereby), constitute the entire understanding and agreement of the Parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements or understandings, inducements or conditions, express or implied, written or oral, among the Parties hereto.

The express terms hereof control and supersede any course of performance or usage of the trade inconsistent with any of the terms hereof.

6.2                              Governing Law. The internal laws of the State of Delaware, irrespective of its conflicts of law principles, shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the Parties hereto.  The Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the State of Delaware, and the Federal courts of the United States of America located in Wilmington in the State of Delaware (or appellate court thereof located within such city) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Delaware State or Federal court.  The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding as may be permitted by applicable law shall be valid and sufficient service thereof.  With respect to any particular action, suit or proceeding, venue shall lie solely in Wilmington in the State of Delaware.

6.3                              Notices.  All notices and other communications required or permitted under this Agreement shall be in writing and shall be either hand delivered in person, sent by facsimile, sent by certified or registered first-class mail, postage pre-paid, or sent by nationally recognized express courier service.  Such notices and other communications shall be effective upon receipt if hand delivered or sent by facsimile, three days after mailing if sent by mail, and one day after dispatch if sent by express courier, to the following addresses, or such other addresses as any Party may notify the other Parties in accordance with this Section 6.3:

If to Harte Hanks:

Harte Hanks, Inc.

9601 McAllister Freeway
Suite 610
San Antonio, TX 78216
Attention:  CFO / General Counsel

Facsimile No.:   (210) 829-9139

Telephone No.: (210) 829-9135

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103

Attention:  Richard B. Aldridge

Facsimile No.:   (215) 963-5001

Telephone No.: (215) 963-4829

If to the Representative:

Maury Domengeaux

130 Cardinal Lane
Los Gatos, CA 95032
Telephone No.: (408) 356-1115

with a copy (which shall not constitute notice) to:

Cooley LLP
3175 Hanover Street

Palo Alto, CA 94304-1130
Attention:  Gordon Ho
Facsimile No.:   (650) 843-7400
Telephone No.: (650) 843-5190

6.4                              Amendments and Waivers. Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only by a writing signed by the Parties hereto.  The waiver by a Party of any breach hereof or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default.  The failure of any Party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such Party thereafter to enforce such provisions

6.5                              Severability. If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, then the remainder of this Agreement and the application of such provision to other persons or circumstances shall be interpreted so as reasonably to effect the intent of the Parties hereto.  The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provision.

6.6                              Termination. This Agreement may be terminated by the mutual written consent of the Parties hereto.

6.7                              Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, legal representatives, successors and permitted assigns of the Parties hereto. No Party hereto shall assign this Agreement or any right, benefit or obligation hereunder without the prior written consent of the other Party. Any assignment in violation of this Section 6.7 shall be void.

6.8                              Fees and Expenses. Each Party shall be responsible for their own expenses; provided that, notwithstanding the foregoing, Harte Hanks will reimburse up to $500,000 in the aggregate of the reasonable and documented legal fees incurred by the Representative (w) in connection with the negotiation and execution of this Agreement (provided such amount shall not exceed $50,000), (x) in connection with the sale of the 3Q Business, whether to a third party or to the 3Q Managers, including the reasonable and documented legal fees incurred by the Representative or the 3Q Managers in connection with any Manager Proposal actually made by the 3Q Managers or the negotiation, execution and consummation of a sale of the 3Q Business to the 3Q Managers; provided, however, that in connection with any sale of the 3Q Business to a third party, the maximum amount payable by Harte Hanks pursuant to this clause (x) shall not exceed $200,000, or (y) in connection with the successful enforcement or amendment of any provision of this Agreement.

6.9                              Confidentiality; Public Announcements. Excepted as provided for in Section 2.1 hereof, neither Party will make any public disclosure of or statement concerning this Agreement or the transactions contemplated hereby without prior consultation with, and the written consent of, the other Party, except where such disclosure is required by applicable law or rules or regulations of any applicable securities exchange or stock market. The Parties will consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby, except where required by applicable law or rules or regulations of any applicable securities exchange or stock market.

6.10                       Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original as regards any Party whose signature appears thereon and all of which together shall constitute one and the same instrument.  This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all Parties reflected hereon as signatories.  The execution of this Agreement by any of the Parties may be evidenced by way of a facsimile transmission or a pdf attachment to electronic media of such Party’s signature, or a photocopy of such facsimile transmission or such pdf attachment to electronic media, and such facsimile or pdf signature shall be deemed to constitute the original signature of such Party hereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

HARTE HANKS, INC.

By:	/s/ Robert L. R. Munden
Name:	Robert L. R. Munden
Title:	Executive Vice President,
CFO, General Counsel & Secretary

[Signature Page to Agreement]

3Q DIGITAL, INC.

By:	/s/ David Rodnitzky
Name:	David Rodnitzky
Title:	President & CEO

[Signature Page to Agreement]

REPRESENTATIVE

By:	/s/ Maury Domengeaux
Name: Maury Domengeaux, solely in his capacity as Representative

[Signature Page to Agreement]